NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08042783

Received SEC
MAR 13 2008
Washington, DC 20549

March 13, 2008

Mark D. Nielsen
Vice President—Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/13/2008

Re: Raytheon Company
Incoming letter dated January 14, 2008

Dear Mr. Nielsen:

This is in response to your letters dated January 14, 2008 and January 21, 2008 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from John Chevedden dated January 15, 2008 and January 22, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the John Chevedden.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

RECEIVED
2008 JAN 15 AM 11:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 14, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal relating to cumulative voting (the "Proposal"), which is attached to this letter as Exhibit A, from John Chevedden (the "Proponent"), which the Proponent states is "sponsored" by Ray T. Chevedden.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from our 2008 Proxy Statement (i) pursuant to Rule 14a-8(f)(1) because the Proponent failed to provide documentation of authority to act on behalf of Ray T. Chevedden in response to Raytheon's proper request for that information and consequently, (ii) pursuant to Rule 14a-8(c) because the Proponent may not submit more than one proposal to a company for a particular shareholders' meeting.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2008 Proxy Statement and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from its 2008 Proxy Statement.

Pursuant to Rule 14a-8(j)(2), filed herewith are six (6) copies of this letter as well as six (6) copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2008 Proxy Statement and we have provided a copy of this submission to the Proponent.

1. The Proposal May Be Excluded Under Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Authority to Submit the Proposal on behalf of Ray T. Chevedden.

We believe that Raytheon may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not provide authorization to submit the Proposal on behalf of Ray T.

Chevedden.

Raytheon received the Proposal on November 21, 2007. The Proponent noted that "Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal" however, the Proponent did not include with the Proposal evidence of his authority to act on behalf of Ray T. Chevedden. See Exhibit A. Accordingly, on November 30, 2007, which was within fourteen (14) calendar days of Raytheon receiving the Proposal, Raytheon sent a letter to the Proponent via DHL and Email informing the Proponent that Raytheon had not received sufficient documentation of the Proponent's authority to submit the Proposal on behalf of Ray T. Chevedden. Raytheon outlined in the letter how to cure the deficiency pursuant to Rule 14a-8(f) (the "Deficiency Notice"). See Exhibits B and B-1. The Proponent responded via Email the same day, November 30, 2007, but failed to provide the requested documentation of authority. See Exhibit C. Raytheon responded again to the Proponent on the same day, November 30, 2007, referencing the Deficiency Notice and pointing out that the Proponent is required to provide the specific documentation of authority within the timeframe. See Exhibit D. The Proponent responded again via Email on December 3, 2007, but only to reassert that "Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 supports this proposal." See Exhibit E. Raytheon responded a third time to the Proponent via Email on December 3, 2007, again referencing the Deficiency Notice and specifically outlining the documentation necessary in order for Raytheon to accept the Proposal. See Exhibit F. Raytheon has not received the necessary evidence of authority and the fourteen (14) day period in which it should have been received has long since passed.

Rule 14a-8(f)(1) provides that a company may exclude a shareholder proposal if the proponent fails to demonstrate his eligibility to submit it, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Raytheon satisfied its obligation under Rule 14a-8(f)(1) by transmitting to the Proponent in a timely manner the Deficiency Notice (as well as subsequent explanatory Emails), which stated:

- that the Proponent failed to provide documentation of his authority to submit the proposal on behalf of Ray T. Chevedden; and
- that the Proponent's response had to be provided to Raytheon not later than fourteen (14) days from the date the Proponent received the Deficiency Notice.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). See, e.g., Motorola, Inc. (avail. Jan. 10, 2005), Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Intel Corp. (avail. Jan. 29, 2004). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." Int'l Paper Co. (avail. Feb. 28, 2007); International Business Machines Corp. (avail. Dec. 5, 2006); General Motors Corp. (avail. Apr. 3, 2006); Intel Corp. (avail. Feb. 8. 2006); Crown Holdings, Inc. (avail. Jan. 27, 2005); Lucent Technologies, Inc. (avail. Nov. 26, 2003). Similarly here, the Proponent did not respond to Raytheon's request for documentary support that the Proponent had the authority to act on behalf of another shareholder.

As the Proponent has failed to respond to the Deficiency Notice within the requisite time period, we ask that the Staff concur that Raytheon may exclude the Proposal under Rule 14a-8(f)(1).

2. The Proposal May Be Excluded Under Rule 14a-8(c) Because the Proponent May Not Submit More Than One Proposal.

As a result of the Proponent's failure to produce documentation of his authority to submit the Proposal on behalf of Ray T. Chevedden, he is by default submitting the Proposal on his own behalf. We believe that Raytheon may then exclude the Proposal under Rule 14a-8(c) because the Proponent submitted a proposal on his own behalf for inclusion in the 2008 Proxy Statement. Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proponent submitted a proposal to Raytheon relating to special shareholder meetings on October 17, 2007[1]. See Exhibit G. Accordingly, we ask that the Staff concur that Raytheon may exclude the Proposal which is the subject of this letter under Rule 14a-8(c).

3. Conclusion

---

[1] Raytheon is requesting concurrence from the Staff in a separate letter that the proposal received on October 17, 2007 may be excluded from the 2008 Proxy Statement pursuant to Rules 14a-8(b), 14-8(f)(1), 14a-8(i)(3) and 14a-9.

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2008 Proxy Statement. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from its 2008 Proxy Statement.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon now estimates that it will send the 2008 Proxy Statement to a financial printer on or about April 15, 2008 and we therefore respectfully request that the Staff act promptly on the request set forth in this letter.

Very truly yours,

Mark D. Nielsen

cc: John Chevedden

Enclosures



olmsted
<olmsted7p@earthlink.net>
11/21/2007 05:04 PM

To James Marchetti <James_g_marchetti@raytheon.com>
cc
bcc
Subject RTN: Rule 14a-8 Proposal

History: This message has been forwarded.

Mr. Marchetti, This is a back up of a fax today.
Sincerely,
John Chevedden

[RTN: Rule 14a-8 Proposal, November 21, 2007]
3 - Cumulative Voting
RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice - safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Please encourage our board to respond positively to this proposal:
Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by ³3² above) based on the chronological order in which proposals are submitted. The requested designation of ³3² or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
€ the company objects to factual assertions because they are not supported;
€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary¹s office.

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.6467 fax
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By DHL and Email

November 30, 2007

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RE: Cumulative Voting Stockholder Proposal

Dear Mr. Chevedden:

Reference is hereby made to your e-mail to me dated and received on November 21, 2007 and the stockholder proposal included therewith submitted for inclusion in Raytheon's proxy statement for the 2008 annual meeting of stockholders ("2008 Proxy Statement") relating to cumulative voting (the "Proposal"). Your e-mail states that the proposal is "sponsored" by Ray T. Chevedden.

Although you state that the Proposal is sponsored by Ray T. Chevedden, you fail to provide any document signed by Ray T. Chevedden authorizing you to act on his behalf with respect to the Proposal. In the absence of this documentation, we can not attribute the Proposal to Ray T. Chevedden. You are not permitted to submit this proposal yourself because, even assuming that you are a shareholder of the Company, you have already submitted a special meeting proposal for inclusion in the 2008 Proxy Statement. Under Rule 14a-8 (c) of the Securities Exchange Act of 1934, a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting.

In addition, even if you provide the appropriate authorization documentation described above, under Rule 14a-8(b), evidence must be submitted that Ray T. Chevedden has continuously held shares of Raytheon common stock with a market value of at least $2,000 for at least one year prior to the date the Proposal was submitted. In submitting this proposal, you failed to satisfy this requirement.

In accordance with Rule 14a-8(f), you must within 14 days of your receipt of this letter, provide the appropriate documentation described above. If you fail to do so, Raytheon Company reserves the right to exclude the Proposal from its 2008 Proxy Statement.

Very truly yours,

James Marchetti

James G. Marchetti

cc: Jay B. Stephens, Senior Vice President, General Counsel and Secretary
Mark D. Nielsen, Vice President-Legal, Corporate Governance

Exhibit B-1

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RAYTHEON CO Waltham, MA 02451 United States Attention: RAYTHEON CO	JOHN CHEVEDDEN Redondo Beach, CA 90278 United States Attention: JOHN CHEVEDDEN	Ship date: 11/30/2007 Pieces: 1 Total weight: 1 lb Note on weight Ship type: Letter Shipment reference: WWLEG Service: Express More info Special Service: Saturday Delivery

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olmsted
<olmsted7p@earthlink.net>
11/30/2007 02:47 PM

To James G Marchetti <James_G_Marchetti@raytheon.com>
cc
bcc
Subject Shareholder Proposal (RTN) CUV

History: This message has been replied to.

Mr. Marchetti, The trust is the sponsor of the proposal. The company has not stated that the trust is not a record holder.
Please let me know today whether or not there is any remaining question or requirement at this point in the rule 14a-8 process.
John Chevedden

Exhibit D

James G Marchetti/US/Raytheon
11/30/2007 05:35 PM

To olmsted <olmsted7p@earthlink.net>
cc
bcc Mark D Nielsen/US/Raytheon@MAIL
Subject Re: Shareholder Proposal (RTN) CUV

Mr. Chevedden,

You are required to provide us with the specific documentation and within the timeframe, all as specified in our letter.

Thank you.

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834
Fax: 781-522-3332
james_g_marchetti@raytheon.com

olmsted <olmsted7p@earthlink.net>



olmsted
<olmsted7p@earthlink.net>
11/30/2007 02:47 PM

To James G Marchetti <James_G_Marchetti@raytheon.com>
cc
Subject Shareholder Proposal (RTN) CUV

Mr. Marchetti, The trust is the sponsor of the proposal. The company has not stated that the trust is not a record holder.
Please let me know today whether or not there is any remaining question or requirement at this point in the rule 14a-8 process.
John Chevedden



olmsted
<olmsted7p@earthlink.net>
12/03/2007 12:57 AM

To James G Marchetti <James_G_Marchetti@raytheon.com>
cc
bcc
Subject Shareholder Proposal (RTN)

History: This message has been replied to and forwarded.

Mr. Marchetti, To simply accommodate the company request this is the revision of the nominal identification sentence that was external to the rule 14a-8 proposal and furthermore was external to the cover letter:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 supports this proposal.

Sincerely,
John Chevedden

Exhibit F

James G Marchetti/US/Raytheon
12/03/2007 06:41 PM

To olmsted <olmsted7p@earthlink.net>
cc
bcc Mark D Nielsen/US/Raytheon@MAIL
Subject Re: Shareholder Proposal (RTN)

Mr. Chevedden,

We respectfully ask that you review our November 30th letter. We are asking for a document signed by Ray Chevedden specifically authorizing you to act on his behalf with respect to the submission of the cumulative voting proposal since you have already submitted a proposal on your own behalf. (As referenced in our letter, even assuming you are a shareholder of the Company, you have already submitted one proposal which is all you may submit under SEC rules.)

Also, please reference our letter as to the other documentation, pertaining to evidence of Ray Chevedden's stock ownership, which you are also required to submit with reference to the cumulative voting proposal.

Thank you.

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834
Fax: 781-522-3332
james_g_marchetti@raytheon.com

olmsted <olmsted7p@earthlink.net>



olmsted
<olmsted7p@earthlink.net>
12/03/2007 12:57 AM

To James G Marchetti <James_G_Marchetti@raytheon.com>
cc
Subject Shareholder Proposal (RTN)

Mr. Marchetti, To simply accommodate the company request this is the revision of the nominal identification sentence that was external to the rule 14a-8 proposal and furthermore was external to the cover letter:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 supports this proposal.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-860-2172

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

October 17, 2007

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
James Marchetti
Senior Counsel
PH: 781-522-5834
FX: 781-522-6467

[RTN: Rule 14a-8 Proposal, October 17, 2007]

3 – Special Shareholder Meetings

[Please do not omit the above title-line as was omitted in 2007. Omission would be the same as omitting the title-line of "ELECTION OF DIRECTORS" on page 13 of the 2007 annual meeting proxy statement]

RESOLVED, **Special Shareholder Meetings**, shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The advantage of adopting this proposal should be also considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported:

- The Corporate Library http://www.thecorporatelibrary.com an independent investment research firm rated our company:
  - "D" overall.
  - "Very High Concern" regarding executive pay.

- According to The Corporate Library the high level of CEO pay (nearly $20 million in 2006) raised concerns about the alignment of executive interests with shareholder interests.
- Meanwhile, board composition represented moderate concern for shareholder interests because of a scandal involving Mr. Swanson and his 2005 book titled "Swanson's Unwritten Rules of Management." It soon emerged that Mr. Swanson appeared to have plagiarized many of the rules from another author. This incident raised fundamental concerns about Mr. Swanson's judgment and character. And although the board docked some of Mr. Swanson's 2006 pay – Mr. Swanson still received nearly $20 million!

- Cumulative voting was not allowed.
- No shareholder right to act by written consent.
- Our following key directors served on boards rated "D" by the Corporate Library:

1) Mr. Deutch	Citigroup (C)	D-rated

2) Mr. Poses	Centex (CTX)	D-rated
3) Mr. Spivey	Lyondell Chemical (LYO)	D-rated
	ADC Telecommunications (ADCT)	D-rated

• Directors Spivey and Skates were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with a board that accelerated stock option vesting in order to avoid recognizing the related expense.

The above context shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the unexplained/untimely January 14, 2008 no action request. The company due date for rule 14a-8 proposals was November 21, 2007 according to the company 2007 definitive proxy:

> Any stockholder who intends to present a proposal at the 2008 annual meeting must deliver the proposal to the Corporate Secretary at Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:
>
> • November 21, 2007, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;

And yet the company does not explain why it has waited until now when it provided an exhibit showing that it received the rule 14a-8 proposal on November 21, 2007.

The company no action request is also materially incomplete because it does not provide a copy of the cover letter signed by Ray T. Chevedden, Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 on November 21, 2007 authorizing the submittal of this proposal. This cover letter and the corresponding proposal, both attached, were faxed to the company per the attached fax confirmation sheet on November 21, 2007. The fax confirmation page verifies the fax transmission on November 21, 2007 to the fax of 781-522-6467 which is the same fax number on the Raytheon letterhead for its November 30, 2007 letter.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-21-07

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

cc: Jay B. Stephens
Corporate Secretary
James Marchetti
Senior Counsel
PH: 781-522-5834
FX: 781-522-6467
FX: 781-860-2172

[RTN: Rule 14a-8 Proposal, November 21, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

****
*** ACTIVITY REPORT ***
****

ST. TIME	DESTINATION NUMBER	DESTINATION ID	NO.	MODE		PGS.	RESULT	
			0082	TRANSMIT	ECM	2	OK	00'33
			0083	TRANSMIT	ECM	2	OK	00'49
			0084	TRANSMIT	ECM	2	OK	00'49
			0085	TRANSMIT	ECM	2	OK	00'29
			0086	TRANSMIT	ECM	2	OK	00'42
			5009	AUTO RX	ECM	2	OK	00'23
11/21 13:40	17815226467		0087	TRANSMIT	ECM	3	OK	00'41
			0088	TRANSMIT		0	NG	00'00
							0 STOP	
			0089	TRANSMIT		0	NG	00'00
							0 STOP	
11/21 13:59	17815226467		0090	TRANSMIT	ECM	3	OK	00'36
			0091	TRANSMIT	ECM	1	OK	00'26
			0092	TRANSMIT	ECM	3	OK	00'43
			0093	TRANSMIT	ECM	3	OK	00'44
			0094	TRANSMIT	ECM	3	OK	01'14
			0095	TRANSMIT	ECM	3	OK	00'44
			0096	TRANSMIT	ECM	1	OK	00'17
			0097	TRANSMIT	ECM	1	OK	00'17
			0098	TRANSMIT	ECM	1	OK	00'17
			0099	TRANSMIT	G3	3	OK	01'27
			0100	TRANSMIT	ECM	3	OK	00'38

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 21, 2008

RECEIVED
2008 JAN 22 PM 3:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Cumulative Voting Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

We are writing in reference to Raytheon's January 14, 2008 letter to you requesting the Staff's concurrence that Mr. John Chevedden's cumulative voting proposal referenced therein may be excluded from our 2008 Proxy Statement. Specifically, we are responding to John Chevedden's January 15, 2008 letter to you in which he finally provides a letter from the "sponsor" of the November 21, 2007 cumulative voting proposal.

The sequence of relevant correspondence and events is as follows:

- **November 21, 2007:** Raytheon receives e-mail from Mr. J. Chevedden including stockholder proposal, which is "sponsored" by Ray T. Chevedden. No evidence of authority to act on behalf of Ray T. Chevedden was included with the e-mail or was received by us via fax, or otherwise.
- **November 30, 2007:** Raytheon sends, by e-mail and overnight delivery, a letter to Mr. J. Chevedden, in response to his e-mail of November 21, requesting that he cure the deficiency of his submission by providing the requisite documentation of authority to act on behalf of Ray T. Chevedden, the "sponsor."
- **November 30, 2007:** Mr. J. Chevedden responds to Raytheon's November 30 e-mail, without, however, providing the requested documentation.
- **November 30, 2007:** Raytheon responds to Mr. J. Chevedden's November 30 e-mail and again requests evidence from Ray T. Chevedden that he has authorized Mr. J. Chevedden to act for him, noting that the requested documentation must be received within the specified timeframe.

- **December 3, 2007:** Mr. J. Chevedden responds to Raytheon's e-mail of November 30, simply restating that "Ray T. Chevedden 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal." Again, no evidence that Ray T. Chevedden has authorized Mr. J. Chevedden to submit this proposal for him is provided.
- **December 3, 2007:** Raytheon responds to Mr. J. Chevedden's e-mail, stating that it still had not received any documentation from Ray T. Chevedden authorizing Mr. J. Chevedden to submit the proposal on his behalf.
- **December 14, 2007:** Deadline for Mr. J. Chevedden to cure deficiency, under Rule 14a-8(f)(1).
- **January 14, 2008:** Raytheon submits request to SEC (with copies attached of all of the documents referenced above) to exclude proposal based, primarily, on lack of evidence of Mr. J. Chevedden's authority to submit the proposal on behalf of Ray T. Chevedden.
- **January 15, 2008:** Raytheon receives e-mail from Mr. J. Chevedden, responding to Raytheon's letter of January 14, in which he includes a cover letter signed by Ray T. Chevedden authorizing submission of the November 21, 2007 proposal.

We note that Mr. J. Chevedden includes with his January 15, 2008 letter a facsimile sheet, which appears to show that three pages were faxed by him twice to one of the many facsimile numbers at Raytheon Company on November 21, 2007. He claims this included the cover letter signed by Ray T. Chevedden that Raytheon first saw as an attachment to Mr. J. Chevedden's January 15, 2008 e-mail, noted above. Review of our records indicates that no such cover letter or proposal was received from Mr. J. Chevedden on that date via facsimile, or that the cover letter was received on any date prior to January 15. (It is possible that he inadvertently sent blank pages).

As noted in Raytheon's letter of November 30, 2007 to Mr. J. Chevedden, Raytheon acknowledged receiving the proposal from Mr. J. Chevedden via e-mail, and that such proposal did not include the requisite documentation reflecting the authorization for Mr. J. Chevedden to submit such proposal on behalf of Ray T. Chevedden. Mr. J. Chevedden did not send, nor does he claim to have made any attempts to send, the cover letter to Raytheon (documenting Ray T. Chevedden's authorization to submit the proposal) in response to any of Raytheon's follow-up e-mail requests.

Raytheon Company has many facsimile numbers and has never identified the facsimile number used by Mr. J. Chevedden as one to which shareholder proposals should be sent. In fact, the first indication Raytheon received that Ray T. Chevedden had authorized Mr. J. Chevedden to submit this proposal was the copy of its letter signed by Ray T. Chevedden received by e-mail from Mr. J. Chevedden on January 15, more than four weeks after the deadline.

Failure to produce satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) and failure to respond to a company's request for such evidence is a sufficient basis to exclude a proposal from proxy materials. See, e.g., Int'l Paper Co. (avail. Feb. 28, 2007); International Business Machines Corp. (avail. Dec. 5, 2006); General Motors Corp. (avail. Apr. 3, 2006); Intel Corp. (avail. Feb. 8. 2006); Crown Holdings, Inc. (avail. Jan. 27, 2005); Motorola, Inc. (avail. Jan. 10, 2005); Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Intel Corp. (avail. Jan. 29, 2004). Lucent Technologies, Inc. (avail. Nov. 26, 2003).

Very truly yours,

Mark D. Nielsen

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Record holder Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401

Ladies and Gentlemen:

This responds to the January 21, 2008 no action request supplement to the unexplained/untimely January 14, 2008 no action request.

The company claims that its unsupported statement on supposedly not receiving a shareholder resolution and submittal letter fax should have priority over the documented evidence that the company did timely receive the rule 14a-8 proposal fax and submittal letter at a fax number recognized by the company.

The company also fails to address the untimeliness of its no action request or even ask for excusal by the staff for the untimeliness of its no action request.

The company now apparently claims that its request, that was framed as a dispute on whether the proponent of the proposal was the individual or the trust, was a request for a refax of a rule 14a-8 proposal submittal letter, which was already faxed to the company per the fax confirmation page exhibit. This impacts and makes moot each bullet in the company sequence from November 30, 2007 to December 14, 2007.

The shareholder party had no reason to believe that the company did not receive the original fax of the rule 14a-8 proposal submittal letter, because of the evidence of the fax confirmation sheet. Thus the company request could only be viewed as a dispute on whether the proponent of the proposal was the individual or the trust.

The company does not explain why it stopped the back and forth email messages after this message – which is more than 10-days before the purported company deadline (bold added):

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Sun, 02 Dec 2007 21:57:12 -0800

To: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Shareholder Proposal (RTN)

Mr. Marchetti, To simply accommodate the company request this is the revision of the nominal identification sentence that was external to the rule 14a-8 proposal and furthermore was external to the cover letter:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 **supports** this proposal.

Sincerely,
John Chevedden

Furthermore, the company produced a tampered, truncated and misleading version of this above email in its company sequence bullets. The company tampered with this email message by replacing "Ray T. Chevedden ... **supports** this proposal" with "Ray T. Chevedden ... **sponsors** this proposal."

This continues with the text of the January 15, 2008 shareholder response:
This responds to the unexplained/untimely January 14, 2008 no action request. The company due date for rule 14a-8 proposals was November 21, 2007 according to the company 2007 definitive proxy:

> Any stockholder who intends to present a proposal at the 2008 annual meeting must deliver the proposal to the Corporate Secretary at Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:
>
> • November 21, 2007, if the proposal is submitted for inclusion in our proxy materials for the 2008 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934;

And yet the company does not explain why it has waited until now when it provided an exhibit showing that it received the rule 14a-8 proposal on November 21, 2007.

The company no action request is also materially incomplete because it does not provide a copy of the cover letter signed by Ray T. Chevedden, Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 on November 21, 2007 authorizing the submittal of this proposal. This cover letter and the corresponding proposal, both attached, were faxed to the company per the attached fax confirmation sheet on November 21, 2007. The fax confirmation page verifies the fax transmission on November 21, 2007 to the fax of 781-522-6467 which is the same fax number on the Raytheon letterhead for its November 30, 2007 letter.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the January 15, 2008 reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated January 14, 2008

The proposal relates to cumulative voting.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(f). Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END